Schedule A

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

FMR Investment Management (UK) Limited

Name of Trust	Name of Portfolio	Effective Date
Fidelity Hastings Street Trust	Fidelity Series Emerging Markets Debt Fund	03/01/2024
Fidelity Hastings Street Trust	Fidelity Series Emerging Markets Debt Local Currency Fund	03/01/2024
Fidelity Summer Street Trust	Fidelity Series Floating Rate High Income Fund	03/01/2024
Fidelity Summer Street Trust	Fidelity Series High Income Fund	03/01/2024

Fidelity Management & Research Company LLC	FMR Investment Management (UK) Limited

By: _/s/Christopher J. Rimmer	By: /s/Mark D. Flaherty
Name: Christopher J. Rimmer	Name: Mark D. Flaherty
Title: Treasurer	Title: Director